Exhibit 1




From:  Vincent T. Papa                Dawn Dover
       (212) 332-8080                 Robert Siegfried
       Jeanne Hotchkiss               Kekst and Company
       (860) 674-6754                 (212) 593-2655

FOR IMMEDIATE RELEASE

  ORION CAPITAL SUCCESSFULLY CONSUMMATES CASH TENDER OFFER
                 FOR GUARANTY NATIONAL SHARES

                   SETTLES RELATED LAW SUITS


New York, New York, July 9, 1996 -- Orion Capital Corporation (NYSE: OC) today announced that it has purchased the 4,600,000 shares of Guaranty National Corporation (NYSE: GNC) Common Stock for which it tendered. The tender offer expired at 12:00 midnight, New York City time on July 1, 1996.

Based on its final tabulation, the Depositary for the Offer has informed Orion that 6,774,515 shares of Guaranty National Corporation were tendered and not withdrawn pursuant to the Offer (including 2,369,030 shares tendered by means of notices of guaranteed delivery which did not fail). The proration factor used was .67901168. The 4,600,000 shares, together with the 7,409,942 shares previously owned by certain of Orion's wholly-owned subsidiaries, represent approximately 80.3% of the shares of Guaranty National Corporation currently outstanding. Payment for shares accepted pursuant to the Offer will commence on July 9, 1996.

An Orion spokesperson also announced that on July 2, 1996, Orion, on behalf of the Purchasers (Orion and certain of its wholly-owned subsidiaries) and Guaranty National, signed a Memorandum of Understanding with respect to the settlement and dismissal of the three law suits which were brought as a result of the tender. The plaintiffs would, under the terms of the Memorandum of Understanding, terminate all pending litigation on behalf of the entire purported class of allegedly affected stockholders of Guaranty National, based on the revisions which Purchasers made in the terms of the Offer to Purchase.

Orion Capital Corporation is engaged in the specialty property and casualty insurance business through wholly-owned subsidiaries which include EBI Companies, DPIC Companies, Connecticut Specialty Insurance Group, SecurityRe Companies and Wm. H. McGee & Co. Inc., as well as through its interest in Guaranty National Corporation.

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